SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 28, 2021

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

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3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on October 27, 2021 (the “Original Report”). This amended report amends the number of the outstanding shares in Original Report to 20,687,393. No other change to the Original Report is made by this Amended Report.

The information set forth in page 3 of the Original Report is amended and replaced as follows:

As of October 27, 2021 we have 20,687,393 outstanding shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name:	Eyal Sheratzky
Title:	Co-Chief Executive Officer

Date: October 28, 2021